Filed by UTStarcom, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: UTStarcom, Inc.

Commission File No.: 000-29661

1 NASDAQ: UTSI January 2011 Investor Presentation

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's strategy to reduce operating expenses, ability to achieve profitability, investment in selective products and certain geographic regions, diversification of business and customer base, transition to a new business model and anticipated or assumed future financial results. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, increase bookings, successfully transition to a new management team and headquarters location and execute on its business plan, as well as risk factors identified in its latest Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as filed with the Securities and Exchange Commission. Therefore, actual results could differ materially and adversely from the Company's current expectations. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2009 and 2010 earnings conference calls, restructuring announcements on December 18, 2008 and November 9, 2009 and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 3 Agenda Corporate Overview 1 Financial Overview and Outlook Growth Strategy & Market Dynamics 2 3

4 Corporate Overview

5 Company Introduction A leading provider of interactive, IP-based network solutions for IPTV, Internet TV and Broadband operators in the cable and telecom sectors Technology and services expand and help modernize communications networks, giving operator customers the capability to provide their subscribers with interactive communications experiences while opening up increased revenue opportunities for operator clients A storied history as one of the first Chinese companies listed on NASDAQ (in March 2000); original introducer of the PAS system in China Share Price: $2.30 (as of January 6, 2011) Shares Outstanding: 150.7 m Market Cap: $346.6 m (as of January 6, 2011) Legal Counsel: Wilson Sonsini Goodrich & Rosati Auditors: Price Waterhouse IR Advisor: Kreab Gavin Anderson

6 Investment Highlights Focused on achieving breakeven in 2011 Strong existing relationships with leading telecom, cable and media players in China and across the rest of Asia Well positioned to benefit from China’s Three Network Convergence policy and development Diversifying into high-margin operating support business with recurring revenues Diversifying customer base to broaden profit opportunities Strong cash position (US$ 330M) and no debt

7 A Seasoned Leadership Team Name and Title Experience Jack Lu CEO & President Seasoned leader with strong operational credentials and more than 25 years leading companies in China’s telecom & optical electronic sector Held numerous positions at Fiberxon including CEO, COO and Vice President of Marketing Sales Joined in March 2010 Edmond Cheng CFO More than 25 years of financial and operations experience working with leading Asia based global companies and Fortune 500 companies CFO at Zoomlion, a publicly listed company on the Shenzhen Stock Exchange, Titan Petrochemicals Group Ltd, a Hong Kong listed company, and PSA International Ltd, a global port operating company owned by Temasek Holdings Certified Public Accountant Joined in May 2010 Yanya Sheng SVP, R&D Responsible for the research & development of all UTStarcom product lines including IPTV, STB, NGN, Optical and Broadband Access With the Company since 2003 James Lu SVP, Global Sales Responsible for global sales regions and international services With the Company since early 2001, most recently led Company’s Japan business

8 Major APAC Clients

RollingStream Technology

SOLUTION AND VALUE TO CUSTOMER	PRODUCTS OR SERVICE PROVIDED	TARGET CUSTOMERS
RollingStream® Technology: provides customers market-leading interactive TV solutions	RollingStream enables operators to provide IPTV, iDTV, Internet TV, mobileTV, video information and other industrial applications. Hardware includes: Infrastructure Components:  *Video Storage and Streaming Servers*  *OSS* Terminals:  *IP STB*  *Dual-mode STB*	1.Telecom operators 2. Cable operators 3. TV stations and content license holders who, in China, run broadcast control platforms

9

Broadband and NGN Solutions

SOLUTION AND VALUE TO CUSTOMER	PRODUCTS OR SERVICE PROVIDED	TARGET CUSTOMER
Broadband Solution: provides high bandwidth network infrastructure for communications networks	• PTN • MSTP • G/E-PON  TN725, TN705, NetRing 4K, NetRing2500, BBS 4000, ONU	1.Telecom operators 2. Cable operators
NGN Solution: Provides a multi-service IP-based soft switch system for voice, data, mobile and multimedia operations	 Call server, Media Gateway	1.Telecom operators 2. Cable operators

10

11 Growth Strategy and Market Dynamics

12 Enables focus on Chinese and Asian markets where network build out drives our business Leverage Three Network Convergence (TNC) policy in China Senior management close to client decision-makers Improved internal communication & lower costs Our proprietary core IP technology can be applied across different networks This gives strong competitive edge and opportunity with both telecom and cable operator customers UTStarcom is widening its net and pursuing these customers in parallel A leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband to cable and telecom operators Strategy 2: Telecom and Cable in Parallel Strategy 1: Return to China Our Positioning and Growth Strategy Strategy 3: Equipment AND Service Demand for interactive services means we have the opportunity to go after equipment AND services revenues which provide higher margin earnings We will move up the value chain to provide a platform for interactive TV operators Our existing telecommunication equipment products, technology and sales channels open access to the great opportunity in video content services on the broadband network and internet.

13 Focused on cable / telco two-way entrance Pilots concluded and expansion drives ahead Policy Launched Pilots Conducted National Implementation 2010 2010—2012 2013—2015 China’s Three Network Convergence: a growth catalyst for UTStarcom Three Network Convergence (TNC) is the Chinese government policy dedicated to integration of telecom, broadband and cable TV networks Three Network Convergence related market will reach RMB 688B over the next three years, including RMB 249B on equipment and network buildout and RMB 439B from interactive media user demand Source: iChina Research Center, 2010.4, “Analysis of Market Size, Industry and Region for Three-Network Convergence” and policy directives issued by China’s State Council. Equipment Spending & Network Buildout Media Platform Spending 16% Set Top Box Sales 28% Telecom Network Buildout 42% Cable Network Buildout 14%

14 1 D 6 5 8 2 3 4 7 10 12 9 11 Sichuan broadcast control platform In July 2010, 12 Chinese cities and regions were given pilot status in the national TNC push, including: Beijing, Shanghai, Hangzhou, Nanjing, Dalian, Harbin, Xiamen, Qingdao, Wuhan, Shenzhen, Mianyang and Changsha UTStarcom has already built 6 IPTV broadcast control platform projects in Sichuan, Shenzhen, Beijing, Hubei, Hunan, Shandong. UTStarcom Wins in TNC

15 Strategy 1: Opportunities in China Focus Area UTStarcom’s Achievements Interactive Television (including IPTV, iDTV & Internet TV) Currently leading IPTV market share in China Won two contracts with provincial-level cable operators in Guangdong (SMIC) and Anhui for iDTV Won 10 contracts with city level cable operators for iDTV Built 6 IPTV Broadcast Control Platforms out of 12 TNC pilot cities Will launch Internet TV platform through Stage Smart acquisition TNC Broadband Infrastructure Launched EPON fiber access projects in 10 regional cable markets Won China’s first PTN contract for Cable MSO in Sichuan province Smart Grid Approved as a qualified EPON supplier for China State Grid Company

16 Strategy 1: Opportunities in Other Asian Markets Market & Focus Area UTStarcom’s Achievements South Asia: Focused on IPTV and Broadband IPTV: Cooperate with MTNL, BSNL, Bharti, SLT and other leading South Asia operators. We have the largest market share Broadband: Currently have more than 30% market share Japan: Focused on Broadband 50% of SoftBank Broadband (SBB)’s MSTP transmissions. SBB is currently Japan’s 3rd largest telecom operator Majority broadband access equipment in commercial service as of today Preferred PTN supplier of next generation IP transmission equipment for SBB

Strategy 2: Parallel Growth Opportunities

- TNC will increase opportunities with cable and telecom operators because of infrastructure investment

- Our Broadband, RollingStream video platform and mSwitch NGN solutions help meet the TNC needs of both sectors

Service	Cable	Telco
Interactive video services	3million (iDTV)	6million (IPTV)
Broadband service	<5million	>100million
Bi-directional network percentage	<25%	100%
Voice services	none	>1 billion
TV and Digital TV service	177 million 78 million	none

Source: SARFT Report December 2010 and UTStarcom

17

18 Strategy 3: Our Operational Support Services Equipment Sales Related Service Business IP Signage Platforms IPTV, Internet TV Platforms iDTV Platforms Telecom Operators TV and Cable Operators Enterprise Operators UTStarcom has deep experience in building and supporting the operations of iDTV, IPTV, IP Signage and Internet TV technology and service platforms UTStarcom builds & transfers, customers operate and UTStarcom provides support for operation of the platforms Operational Support Services (OSS) expands our revenue stream with higher margin, recurring revenues

19 Strategy 3: Operational Support Services Value Chain Content Producers /Providers Ad Management Solutions VAS Solutions IPTV/ Internet TV Subscriber Base Content Distribution RollingStream Video Platform PC Video Subscriber Base Mobile TV Subscriber Base Our end-to-end solutions give access to long-term value through revenue sharing and strategic partnership agreements

20 Strategy 3: Vision to Grow OSS Business Time Revenue Service based business Equipment based business Note: This chart not drawn to scale. For indicative purposes only.

21 Financial Overview and Outlook

22 Q3 2010- Financial Highlights Revenue of US$61.4 million for the third quarter 2010, which decreased 12.9% from the third quarter 2009 Gross profit of $12.1 million, or 19.7% of total revenue, which includes the following items: $8.5 million in additional inventory reserve $1.9 million value added tax provision $5.8 million decrease in cost of sales resulting from the reversal of an accrued liability for third party commissions Operating expenses of $35.4 million for the third quarter 2010 compared to $58 million for the same period of 2009 Cash, cash equivalents and short-term investments of $338 million and no debt as of the end of 2010 Q3

23 Moving Towards Breakeven Consolidated HQ functions in China and beginning process for foreign private issuer status Improved corporate structure to allow streamlined management Rationalize facility locations and non-core businesses have been disposed Employee headcount is being reduced to less than 1,800 Operational Support Services business revenue targeted to reach 10% of total sales in 2011 Targeting annualized operating expenses of less than $100 million Targeting breakeven in year 2011 on a full year basis

24 Investment Recap Breakeven in 2011 Focused on China and rest of Asia Strong existing relationships with major operators Benefiting from China’s Three Network Convergence Operational support services business high-margin, recurring revenues Diversifying customer base Strong cash position and no debt

25 Additional Information and Where To Find It This communication is being made in respect of a proposed reorganization transaction. WHEN THE PROXY STATEMENT/PROSPECTUS ARE FILED WITH THE SEC AND BECOME AVAILABLE, INVESTORS OF UTSTARCOM ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION. These documents will contain important information that investors should consider. The definitive proxy statement (when it becomes available) will be mailed to UTStarcom stockholders. The proxy statement/ prospectus and any other documents filed by UTStarcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by UTStarcom by contacting UTStarcom’s Investor Relations at +86-10-85205153/jouyang@utstar.com. UTStarcom and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus concerning the transaction to be filed with the SEC. You can find information about UTStarcom’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from UTStarcom Investor Relations.

26 Investor Relations Contact UTStarcom, Investor Relations: Ms. Jing Ou-Yang T: + 8610 8520 5153 E: jouyang@utstar.com Kreab Gavin Anderson, external advisor: From Asia: From the US: Brion Tingler Judi Flynn Echeverria T: + 8610 6535 3567 T: + 1 212 515 1855 E: btingler@kreabgavinanderson.com E: jflynn@kreabgavinanderson.com